





Campaign Screenshots
4/28/2021

4:06

Xliminal

$1.2M
$600K
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

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Xliminal is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Xliminal without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

4:06

Xliminal

Financial Projections

Xliminal plans to build over 200 virtual real estate properties over the next 5 years.

$3M
$2.4M
$1.8M
$1.2M
$600K
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

Share this Opportunity

Xliminal is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Xliminal

INVEST $25 OR MORE

business plan, and its industry. The contents of this profile are meant to be a summary of the

4:06

Xliminal

Competitors

Our largest competitors are architectural firms using dated technologies and in-house resources for virtual visualizations. Our technology enables us to scale - and create high fidelity experiences.

Financial History

- Total cash on hand: $ 20,000
- Total revenue to date: $ 60,000 (YTD in 2021)
- Total existing debt amount: $1,985
- Total founder(s) contribution: $25,000
- Total friends & family round: $150,000
- There are no other outside investors.

Financial Projections

Xliminal plans to build over 200 virtual real

INVEST $25 OR MORE

4:06

Xliminal

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

We are a SAAS company. Our subscriptions are based on the number of silhouettes we create / lease for home units, outdoor space or merchandise (watches, jewelry etc.).

Market

Real estate developers building townhouses, agro communities, single family homes, buildings etc. Also, eCommerce operators selling shoes, jewelry, watches, handbags etc.

INVEST $25 OR MORE

Our largest competitors are architectural firms

4:04

exponentially more relevant because of the pandemic.

What has been your favorite part about building your company?

Both of us love building cool stuff - and working with cool people. We have an amazing solution - and have had the privilege of working with an incredible team.

What has been your biggest obstacle so far?

The need for our solution is growing very fast and we require the capital to scale faster than we are currently moving.

Why should people invest in your company?

It's a solution that's difficult to describe - but easy to experience. We make digital interactions closer to physical. For physical experiences that are difficult or impossible (like walking through a home that hasn't been built) we are a very close substitute.

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4:04



Augmented Reality and Real Estate

Xliminal

Meet Sunil Verma (left) & Jeremy Tarnpol (right), the founders of Xliminal

What inspired you to create your company?

As friends and coworkers Jeremy & I were frustrated by the inability of digital experiences to inspire. Most digital interactions are two dimensional and lack "presence". We decided to bring digital experiences alive and infuse

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pandemic.

4:04

Startup News

Investment Risks

Offering Documents

Share this Opportunity

Xliminal is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Xliminal without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

4:03

Offering Type: **Reg CF**

View Business Plan

Ask the Startup

Startup News

Investment Risks

Offering Documents

Share this Opportunity

Xliminal is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Xliminal without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the

INVEST $25 OR MORE

review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering

---

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View Owner's Story

WHY US?

"We make digital interactions come alive. Now customers can walk through homes that haven't been built yet and feel like they're there. Saving contractors untold sums in time and construction costs."- Sunil Verma, CEO

Investment Terms

Funding Goal:	**$10,000 - $107,000**
Valuation Cap:	**$5,000,000**
Discount:	**20%**
Investment Type:	**Crowd SAFE**

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▼$10,000
Breakdown

- 🔴 Hiring (0%)
- 🟡 Equipment (0%)
- 🔵 Product Development (0%)
- 🔵 Miventure Fee (7%)
- 🟢 Marketing (93%)

Meet The Team



Sunil Verma - CEO
CEO Xliminal

Experienced retail CTO / CDO with large retailers and innovative startups. Data scientist by training with hands-on experience architecting AI solutions.

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Highlights

- Incorporated in Sep 2018
- First friends and family round of $100K Jan 2019
- POC launched March 2019
- Patent application May 2019
- Beta Launched July 2019
- Charter eCommerce customers launched in September 2019
- Signed 3 retailers January 2020
- Charter Real Estate Customer launched August 2020
- Signed 3 real estate projects with 3 more imminent March 2021

Use of Funds Raised

We will use the funds to expand their business by investing in marketing, hiring, and product development.

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▼$10,000

$0 of $10,000 ⓘ

0% of goal raised
0 investors
114 Days Left to Invest ⓘ

What We Do

Xliminal creates true to reality 3D at scale to enable high touch digital interactions.

Realtors use our product to sell new homes to customers before they have been built. Pre-sales are extremely important to developers since often bank loans are dependent on pre-selling.

Developers, architects and civil engineers use our product to make design decisions for the homes they are building.

[View Business Plan]

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Highlights ————



Sunil Verma, Data Scientist
CEO

1 of 6

Xliminal   **$10,000**
Real Estate 3D Tech   Funding Goal

`Serial Entrepreneur` `Revenue Generating`
`Technology` `3D` `AR` `PhD Founder`
`114 Days Left`

📍 🌐 in

Funding Status

All investors get a full refund if $10,000 is not reached when the time to invest expires.

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0% of goal raised